

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

May 30, 2007

Mr. Richard H. Miller
Chief Executive and Chief Financial Officer
Maui General Store, Inc.
P.O. Box 297
Hana, Maui, HI 96713

   Re: **Maui General Store, Inc.**
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed February 23, 2006
      Form 10-KSB for Fiscal Year Ended December 31, 2006
      Filed March 30, 2007
      Forms 10-QSB for Fiscal Quarters Ended March 31, 2006,
      June 30, 2006, September 30, 2006 and March 31, 2007
      Filed May 15, 2006, August 10, 2006, November 13, 2006
      and May 15, 2007
      File No. 0-50441

Dear Mr. Miller:

   We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

           Sincerely,

           William Choi
           Branch Chief

cc: Mr. Robert Brantl
   52 Mulligan Ln
   Irvington, NY 10533